Volaris Reports November 2017 Traffic Results, Passenger Growth

of 10%, Load Factor of 84%

Mexico City, Mexico. December 6, 2017 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports November 2017 and year-to-date preliminary traffic results.

During November 2017 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 11.3% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in November 2017 increased 10.3% year over year, reaching 1.3 billion. Volaris transported a total of 1.4 million passengers during the month, an increase of 9.8% year over year. Year-to-date, Volaris has transported over 14.9 million passengers, an increase of 10.2% year over year. Network load factor for November was 83.9%.

During November 2017, Volaris started to operate three domestic routes  (Huatulco, Oaxaca to Monterrey, Nuevo Leon; Cozumel, Quitana Roo to Monterrey, Nuevo Leon; Monterrey, Nuevo Leon to Mexicali, Baja California) and five international routes (Chicago, O´Hare to Huatulco, Oaxaca; Chicago, O´Hare to Zihuatanejo, Guerrero; Los Angeles, California to Puerto Vallarta, Jalisco; Guatemala City, Guatemala to Tijuana, Baja California and San Salvador, El Salvador to Tijuana, Baja California).

The following table summarizes Volaris traffic results for the month and year-to-date.

	November 2017	November 2016	Change	Eleven months ended November 2017	Eleven months ended November 2016	Change
RPMs (in millions, scheduled & charter)
Domestic	964	852	13.2%	10,039	9,044	11.0%
International	360	348	3.3%	4,394	3,842	14.4%
Total	1,324	1,200	10.3%	14,433	12,886	12.0%
ASMs (in millions, scheduled & charter)
Domestic	1,098	988	11.2%	11,513	10,464	10.0%
International	480	431	11.5%	5,501	4,527	21.5%
Total	1,578	1,419	11.3%	17,014	14,991	13.5%
Load Factor (in %, scheduled)
Domestic	87.8%	86.3%	1.5 pp	87.2%	86.4%	0.8 pp
International	74.8%	80.7%	(5.9) pp	79.8%	84.8%	(5.0) pp
Total	83.9%	84.6%	(0.7) pp	84.8%	86.0%	(1.2) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,148	1,037	10.7%	11,868	10,865	9.2%
International	257	243	6.1%	3,042	2,669	14.0%
Total	1,405	1,280	9.8%	14,910	13,534	10.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 170 and its fleet from four to 71 aircraft. Volaris offers more than 321 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100